REPORT OF VOTING RESULTS –

2015 SPECIAL MEETING OF SHAREHOLDERS

June 24, 2015

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the following matters voted upon at the Special Meeting of Shareholders of AuRico Gold Inc. (the “Company”) held on June 24, 2015 in Toronto, Ontario. Each matter voted on is described in greater detail in the Company’s joint Management Information Circular with Alamos Gold Inc., dated May 22, 2015 (the “Joint Information Circular”):

1.

Arrangement Resolution: On a vote by ballot, the AuRico arrangement resolution, as set out in Appendix “A” to the Joint Information Circular, was passed by at least 66 2/3% of shareholders present in person or by proxy, as well as by a majority of shareholders after excluding certain interested parties of the Company who may receive a “collateral benefit” pursuant to the arrangement transaction, as such term is defined in Multilateral Instrument 61- 101 - Protection Of Minority Security Holders In Special Transactions. Shareholders present in person or represented by proxy at the Meeting voted as follows:

All Shareholders

Votes For		Votes Against
197,000,554	98.84%	2,320,519	1.16%

After Excluding Interested Parties

Votes For		Votes Against
196,041,960	98.83%	2,320,519	1.17%

2.

AuRico Metals Incentive Plan Resolution: On a vote by ballot, an ordinary resolution to approve a long-term incentive plan for AuRico Metals Inc. was approved. Shareholders present in person or represented by proxy at the meeting voted as follows:

Votes For		Votes Against
191,322,629	95.99%	7,998,441	4.01%

AURICO GOLD INC.

Robert Chausse
Executive Vice President & Chief Financial Officer